Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

The following description of the common stock, $.01 par value (“Common Stock”) of Enzon Pharmaceuticals, Inc. (“us”, “our”, or the “Corporation”) is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Amended and Restated Certificate of Incorporation, as amended (“Certificate”) and our Second Amended and Restated By-Laws, as amended (“By-Laws”), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.01 is a part, as well as to the relevant provisions of the Delaware General Corporation Law (the “DGCL”). Our Common Stock is the only class of securities of the Corporation registered under Section 12 of the Securities Exchange Act of 1934, as amended.

General

The authorized capital stock of the Corporation consists of: (i) 170,000,000 shares of Common Stock, and (ii) 3,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).

Dividends

Holders of Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for their payment, subject to the rights of holders of any Preferred Stock that may be issued and outstanding and to restrictions contained in agreements to which the Corporation is a party.

Voting Rights

Each holder of our Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Generally, a matter submitted for stockholder action shall be approved if the votes cast “for” the matter exceed the votes cast “against” such matter, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized series of Preferred Stock, or our Certificate or By-Laws. Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election. Subject to any rights of the holders of any series of Preferred Stock pursuant to applicable law or the certificate of designations creating that series, all voting rights are vested in the holders of shares of our Common Stock. Holders of shares of our Common Stock do not have cumulative voting rights.

Rights Upon Liquidation

Upon our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in our net assets available after the payment of all debts and other liabilities, and after the satisfaction of the rights of any outstanding Preferred Stock.

Other Rights

Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors is authorized, without further action by our stockholders, to issue up to 3,000,000 shares of “blank check” Preferred Stock, in one or more series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each series of Preferred Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control, as well as decrease the amount of earnings and assets available for distribution to holders of our Common Stock or otherwise adversely affect their rights and powers, including voting rights. Of our currently authorized Preferred Stock, 600,000 shares were previously designated as Series B Preferred Stock in connection with the Corporation’s Rights Plan, which expired on May 16, 2012, and 100,000 shares were previously designated Series A Junior Participating Preferred Stock in connection with the Corporation’s Section 382 Rights Plan. The rights issued pursuant to the Section 382 Rights Plan lapsed, unexercised, on April 30, 2017.

Other Provisions of Our Certificate and By-Laws and State Law Provisions That May Have Anti-Takeover Effects

Advance Notice Provisions. Our By-Laws provide that a stockholder must notify us in writing, within timeframes specified in the By-Laws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.

Amendments to Bylaws. Our Certificate and By-Laws provide that our By-Laws may be amended by our Board of Directors or by vote of the holders of the shares entitled to vote in the election of directors.

Changes to Board and Vacancies. Our By-Laws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. The By-Laws also provide that the number of directors may be increased or decreased, within established limits, by affirmative vote of a majority of the whole Board. Under our Certificate, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office, whether or not a quorum.

State Law Provisions. In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more shareholders from engaging in a business combination with an interested stockholder (generally, the beneficial owner of 15% or more of the corporation’s outstanding voting stock) for three years following the time the stockholder became an interested stockholder, unless, prior to that time: (1) the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) at least two-thirds of the outstanding shares not owned by that interested stockholder approve the business combination, or (3) upon becoming an interested stockholder, that stockholder owned at least 85% of the outstanding shares, excluding those held by officers, directors and some employee stock plans. A “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit, other than proportionately as a stockholder, to the interested stockholder.